tinyB Chocolate

TINYBCHOCOLATE.COM SAN FRANCISCO





We love seeing people having fun and deepening their connection to each other because of what we do.

Andrei Stoica Co-Founder @ tinyB Chocolate

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Why you may want to support us...

1. It's fun!
2. Amazing margins
3. Proven business model
4. Rapid growth

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Andrei Stoica
Co-Founder
Binge-watches Quickbooks, creates new services to delight clients and closes deals.



Renata Stoica
Chocolatier, Co-Founder
Works magic with the look and feel of our packaging and delights tastebuds with an ever growing selection of delicious brigadeiros. A nurse by profession and a chocolatier by calling.

Downloads

- Stout Research - TinyB Chocolate DRAFT v1.pdf
- Email exchange - Bryce Geyer Stout and Andrei tinyB chocolate.pdf

Sweet Experiences

tinyB chocolate is a family business in San Francisco specializing in brigadeiros, Brazilian chocolate truffles. Renata, our founder and chocolatier, learned her craft from her mother while growing up in Brazil. Today tinyB's are still made by hand, from the best local ingredients.

We use chocolate to create experiences that are so fun that people open up and connect.

We offer very successful team building events for Bay Area high tech companies that want to give their employees something special.

We Nailed It, Now We'll Scale It

This round will enable us to scale a proven business model that's growing quickly and generating excellent client reviews.

Here why we're excited by the business:

Rapid Growth. As of Q2 2019 tinyB's revenues have grown 120% over the same period in 2018.
In comparison, maintaining this growth for 2 years would earn us a position in the top 500 fastest growing companies in America according to the Inc5000.

A large, under-served market next door. Silicon Valley's largest, wealthiest companies have a culture of employee events. It's become an expected benefit. Our clients tell us that our services are unique and give us excellent reviews across the board.
We estimate that we've addressed less than 1% of the overall market.

High margins. We're not embarrassed to admit it: we love cash flow. The business model gives us over 70% gross margins and service delivery is relatively easy.

Low cost of sales. We have developed a way for our prospects to have a first hand experience of tinyB for a small fraction of a typical business-to-business sale.

It's fun! We love making people happy and we see guests at our events light up with smiles every time.

Gross margins today are 65% and at scale they will climb to 72%.



Tax & charges
11.7%
Production & materials
7.3%
Management & Recruiting
4.6%
Event Staff
11.1%
Gross Margin
65.4%

Try a Brigadeiro!



Only for WeFunder
25% OFF
tinyB
One gift of any size
www.tinyBchocolate.com
CODE: TRYTINYB19

The tinyB Experience

Since starting tinyB 5 years ago, we've been focused on selling to businesses.
We've learned that a chocolate business is unusual because it's a blend between a business-to-consumer and business-to-business.
Clients purchase our services because they love chocolate and tinyB looks appealing. They don't know exactly what to expect. Once they have an event with us they realize how much fun we are.
The tinyB experience has several parts:

Visual
Before tasting them, a client sees our brigadeiros and packaging online.
The chocolate looks delicious and the packaging is cute.

The Personal Story
A client will have some idea of Renata's personal story: the brigadeiro's Brazilian origin, Renata's experience with her mother and the back story of the founders.
Our website presents tinyB as a family-run chocolate company that offers events. This maximizes the impact of the Personal Story experience and the Brazilian origins. It is very well received by our market who are 98% women.

Taste
The first time they try a brigadeiro, a client realizes how delicious it is and that we've delivered on the promise of outstanding chocolate.

Hands-On
At an event, the chocolate experience is even more immersive. Clients make as much chocolate as they want – it's fun, amazing and informal. People become little kids again.

A Visit
Stepping into a store and seeing the varieties available.

What's an event like?

We offer two events today: a team building event that lasts 1 1/2 hours and an activation station for social mixers where people drop by for a few minutes. Both involve chocolate making.

A typical team building lasts 1 ½ hours, serves 30 guests and is held in the client's break room in their offices in Silicon Valley. It starts with our Chocolatier explaining to the group what a brigadeiro is, how it was invented in Brazil, why it's important to the culture and how we make them. She then steps over to the table she's set up, puts on a pair of gloves and shows guests how to make their own. We bring pre-made components, four chocolate centers and eight toppings, and guests combine a few of each to create new flavors as well as some classics. We don't charge by the quantity of chocolate because we want to encourage guests to make their own and get swept up by the fun of it. In fact, we bring plates so the employees can take some to their desks or take them home.

We place empty 4-brigadeiro gifts at the end of the table so guests can fill them with their creations and take them home with them.

To conclude, we have a Chocolate Challenge – a competition where teams of 2 create the best looking brigadeiro of the day and their colleagues judge the winner. Creating them is part of the fun and presenting them is even more creative.

By the end of the competition the mood is fun and relaxed and guests are joking.


Team Building - the Chocolate Challenge
from tinyb chocolate
01:21
vimeo

Target Market

Our clients are Executive Administrators in a top high tech or biotech company in the San Francisco Bay Area. We estimate there are over 5,000 of them. Google alone has a community of over 500 EA's, for example.
Hosting events for employees is part of Silicon Valley's business culture because of the urgent need to retain employees in a tight labor market.

Testimonials

To date we have executed close to 100 events and the results have been extraordinary across the board:

"Yesterday's event was fabulous! Everyone loved it."
TJ Locke, Cisco

"The event was fantastic! Everyone had a lot of fun and the chocolates are amazing. Keep doing what you're doing."
Jennifer Hooper, Google

Our team had SO much fun! Super easy to set up and the team running it was GREAT!
Cora Fowler, Administrative Business Partner, Google

The team had an absolute blast!!
Chiao Yen, Software Manger, Twitter

"A humongous hit. It's something we want to incorporate in events moving forward."
Nuna Atajda, Twitter

"... it just blew us away. I've been running events for 8 years and I was immensely impressed."
Annie Wu, Postmates

I've been here since the team was three people and now we're 33 and I can say without a doubt that I've never smiled so much with this group.
Jennifer Walker, Event Marketing Director, Delphix

I received soooo many compliments for the event:

I received soooo many compliments for the event.
They loved the chocolate
Loved the room setup
Loved the variety of chocolate and sides
Loved the display
Loved the music
Thank you again for creating such a wonderful event for us!
Manon Roy, Synopsys

Expansion

We have covered less than 1% of the addressable market in the Bay Area, and we will continue to expand the reach of our existing services. At the same time, we will add new services to increase revenue from existing relationships and to establish ourselves as the premier provider of experiences that delight.

Note that there are other ways to achieve this growth, and each requires exploring a new market:
+ selling in-booth experiences to marketing departments that want to attract visitors to a trade show booth. We set up a chocolate-making experience in a small table in a booth for a client in February and attendees created lines waiting their turn.
+ sell to HR departments, Employee Experience Managers and Recruiters

Projections

Our goals are 100% growth in 2019 and 2020, then 75% growth in the next 3 years.
Note that as of the end of Q2 of this year, our revenue is up 120% from the same period in 2018.
We want to attain break-even by the end of 2020 and generate over $7,000,000 in revenue with EBITDA (net profits) margin of over 45%. High net margins are possible in this business because our gross margins are also high - they are 65% now and will be over 70% in 2020.

Exit Strategy

Our goal is to have a highly profitable, high growth business and have it acquired for $25MM or more five years from now.
Although we cannot guarantee it, we would like to return 10x to our current investors, with a minimum of 5x.

A Comparable Company

Paint Nite, an event company which sells mainly to women, attained 3-year growth of 1,970% and $65,000,000 in revenues. Their profile is similar in many ways:
+ high margins and low up-front investment
+ very high growth
Interesting to note that their event has not changed substantially.

Future Valuation

We engaged Stout, a national firm focused on company valuation, to analyze our potential future value in 5 years. For details on Stout, please see their website and the attached brochure.
NOTE: the following is for corporate research purposes and should **NOT be construed as investment advice**.

We assumed that we met our goal of $7MM in revenue with 50% EBITDA and we asked Bryce Geyer, a Managing Director, to estimate the value of the company in three scenarios: we attain our goal, we fall short of the goal and we exceed the goal.
Their answer was framed in terms of multiples on EBITDA.

Bottom line:
1) attain our goal - an estimated 8.8x return on investment
6.5x EBITDA, or 6.5 * $3.4MM = $22.1MM exit, vs a $2.5MM valuation today
2) miss our goal - an estimated 6x return on investment
5x EBITDA, or 5 * $3MM = $15MM (assuming our EBITDA goes down to $3MM)
3) exceed projections - an estimated 9.5x return on investment.
7x EBITDA, or 7 * $3.4MM = $23.8MM

There are two attachments with the details:
"Email exchange - Bryce Geyer" - a summary of his analysis. Note that this is for corporate research purposes and should **NOT be construed as investment advice**.
"Stout Research" - the details of the analysis

Investor Q&A

— COLLAPSE ALL

What does your company do?

We create chocolate experiences that are both fun and delicious - a moment when people open up and connect with each other. Our focus is providing team building events for companies which want to give their employees something special.

Where will your company be in 5 years?

We will be the premier provider of fun, bonding experiences in the Bay Area.

Why did you choose this idea?

We love seeing people having fun and deepening their connection to each other because of what we do.